July 9, 2025

Kathy Lee-Sepsick
President and Chief Executive Officer
Femasys Inc.
3950 Johns Creek Court, Suite 100
Suwanee, GA 30024

       Re: Femasys Inc.
           Registration Statement on Form S-3
           Filed July 3, 2025
           File No. 333-288527
Dear Kathy Lee-Sepsick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Anna Tomczyk, Esq.